FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Peak Positioning Technologies Inc. (the "Issuer").

Trading Symbol: PKK

Number of Outstanding Listed Securities: 723,342,135

Date: January 31, 2020

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

The work to integrate the Jinxiaoer platform to the Cubeler Lending Hub was given high priority during the period. Jinxiaoer operated as a stand- alone platform during the period, but the Issuer expects that its true potential will only be realized once it's been integrated to the Cubeler Lending Hub. At that time, the leads it generates through its network of loan brokers, broker-affiliated sales reps and independent sales reps will be the main transaction drivers on the Lending Hub. While Jinxiaoer will drive clients and loan requests to the Hub, the Cubeler AI and analytics engine will ensure the loan requests are efficiently matched with the appropriate banks and lenders to maximize the rate of transactions and the transaction volume on the Hub.

The adaptation of the Gold River platform to facilitate supply-chain related transactions (Gold River 2.0) and the subsequent integration of Gold River

2.0 to the Cubeler Lending Hub was also made a priority. The Issuer expects to begin a pilot project of Gold River 2.0 as an independent platform in March 2020, while the integration of Gold River 2.0 to the Lending Hub would follow shortly thereafter.

Once the integration of Jinxiaoer and Gold River 2.0 are completed, the Cubeler Lending Hub will be comprised of 3 technology platforms (see figure 1 below), 6 Peak subsidiaries which will include the 3 platform managers (ASDS: Cubeler Lending Hub; AST: Gold River 2.0; and Jinxiaoer: Jinxiaoer) - (see figure 2 below), and various participants of China's commercial lending industry (see figure 3 below).

FORM 7 - MONTHLY PROGRESS REPORT

January 2020

Figure 1 - Cubeler Lending Hub (Technology Platforms View)

Figure 2 - Cubeler Lending Hub (Peak Subsidiaries View)

FORM 7 - MONTHLY PROGRESS REPORT

January 2020

Figure 3 - Cubeler Lending Hub (Credit Industry Participants View)

In a continuous effort to expand its Lending Hub, the Issuer's ASSC subsidiary began talks with the Jiangyin municipal government and some high-profile local lenders to create an association of lenders who specialize in lending to supply-chain participants. Association members would have access to Cubeler Lending Hub and have loans they make guaranteed by the association's insurance partners. ASSC is also in talks with a handful of insurance companies that have shown interest in partnering with the future supply-chain lending association.

FORM 7 - MONTHLY PROGRESS REPORT

January 2020

2. Provide a general overview and discussion of the activities of management.

The Issuer's management spent a good portion of the period on the adjustment of the Jinxiaoer business model and to fully assess the future financial and operational impact of the loan brokerage platform on the Issuer's operations. That exercise was a key element in allowing management to complete and release the Issuer's financial forecasts for the next two to three years. Management met with existing and potential Jinxiaoer clients and partners to discuss intended changes to the Jinxiaoer business model and to validate certain assumptions related to the model. With the satisfactory conclusion to the process, the Issuer's management was poised at the end of the period to release an updated version of the Issuer's financial forecast.

The Issuer's management also addressed the need to bring new investors to the Issuer by hiring Mackie Research Capital Corp. ("Mackie") as its capital markets financial advisor. The Issuer's management and Mackie took time during the period to work on a strategic plan to enhance the Issuer's profile among certain groups of investors and to give it access to the resources it needs to scale its operations and take advantage of growth opportunities.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the

Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

See Section 2 above

6. Describe the expiry or termination of any contracts or agreements between the

Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

January 2020

8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

N/A

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
		Issuance of common	Used to pay for
Common shares	2,750,000	shares for services	services provided
		rendered by consultants	by consultants

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

January 2020

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

January 2020

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: February 7, 2020

Johnson Joseph
Name of Director or Senior
Officer

/s/ Johnson Joseph
Signature
CEO
Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer	January 2020	YY/MM/D
2020/02/07
Peak Positioning Technologies Inc.
Issuer Address

550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
	(514) 340-2228	(514) 340-7775
Montreal QC H3A 1B9
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
info@peakpositioning.com	www.peakpositioning.com

FORM 7 - MONTHLY PROGRESS REPORT

January 2020